Exhibit 99 (a)(5)(C)

Global Eagle Entertainment Commences Offer to Exchange
Common Stock for up to 15,000,000 Outstanding Warrants

Los Angeles, California, August 13, 2014 – Global Eagle Entertainment Inc. (NASDAQ: ENT) (“Global Eagle,” the “Company,” “we” or “our”) today announced that it has commenced an offer to exchange (“Offer to Exchange”) 0.3333 shares of the Company’s common stock (“Shares”) for each outstanding Company warrant exercisable for Shares at an exercise price of $11.50 per Share (the “Warrants”) (approximately one Share for every three Warrants tendered), up to a maximum of 15,000,000 Warrants.

The Offer to Exchange commenced today and will expire, unless extended, at 9:00 a.m., Eastern Time, on Thursday, September 11, 2014. Tenders of Warrants must be made prior to the expiration of the Offer to Exchange and may be withdrawn at any time prior to the expiration of the Offer to Exchange.

The purpose of the Offer to Exchange is to reduce the number of Shares that would become outstanding upon the exercise of Warrants. Warrants eligible to be tendered pursuant to the Offer to Exchange (subject to proration as described below) include 15,791,262 Warrants issued in the Company’s initial public offering (OTC: ENTWW) and 7,040,001 Warrants issued in a private placement to the Company’s founders in connection with the Company’s initial public offering. No other warrants (including those warrants the Company assumed upon completion of the Company’s business combination transaction on January 31, 2013) are eligible to be tendered.

The Offer to Exchange is not conditioned on the tender of any minimum number of Warrants. The Offer to Exchange is, however, subject to certain customary conditions.

Global Eagle will exchange all Warrants properly tendered and not properly withdrawn prior to the expiration of the Offer to Exchange, subject to proration, as specified in the Offer to Exchange Letter that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is being distributed to Warrant holders. Because of the proration provisions described in the Offer to Exchange Letter , the Company may exchange less than all of the Warrants tendered by a Warrant holder if more than an aggregate of 15,000,000 Warrants are properly tendered and not properly withdrawn.

The Company’s officers and directors are eligible to tender Warrants pursuant to the Offer to Exchange. Two of our directors, Harry E. Sloan and Jeff Sagansky, hold an aggregate of 7,040,001 Warrants and have agreed to tender all of their Warrants.

None of the Company, its board of directors, officers or employees, nor the financial advisor, depositary or the information agent makes any recommendations to Warrant holders as to whether to tender or refrain from tendering their Warrants pursuant to the Offer to Exchange Letter. Warrant holders must decide how many Warrants they will tender, if any.

In the second quarter of 2014, the Board of Directors authorized the Company to repurchase up to $25.0 million of the Company’s public Warrants. As of June 30, 2014, $23.6 million was available for Warrant repurchases under this authorization. There has been no change to this program as a result of the Offer to Exchange. The amount the Company spends and the number of Warrants repurchased varies based on a variety of factors including the stock price, blackout periods in which we are restricted from repurchasing warrants and/or applicable law.

The financial advisor for the Offer to Exchange is Piper Jaffray & Co. The information agent for the Offer to Exchange is Morrow & Co., LLC. The depositary for the Offer to Exchange is American Stock Transfer & Trust Company, LLC. The Offer to Exchange, Letter of Transmittal and related documents are being mailed to Warrant holders of record and will be made available for distribution to beneficial owners of the Warrants.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The Offer to Exchange described above is made only pursuant to a Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Exchange Letter, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the Tender Offer Statement on Schedule TO, Offer to Exchange Letter, Letter of Transmittal and related exhibits, as they contain important information about the Offer to Exchange. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the Offer to Exchange, Morrow & Co., LLC, toll-free (800) 607-0088 (banks and brokerage firms, please call (203) 658-9400).

Forward-Looking Statements

We make forward-looking statements in this press release. These forward-looking statements relate to expectations or forecasts for future events, including without limitation, completion of the Offer to Exchange, our earnings, revenues, expenses or other future financial or business performance or strategies, or the impact of legal or regulatory matters on our business, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “will,” “will likely result,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to us as of the date they were made, and should not be relied upon as representing our views as of any subsequent date.  These forward-looking statements are subject to a number of risks and uncertainties, including without limitation those risks and uncertainties described in our most recent annual report on Form 10-K, as amended, and subsequently filed reports on Form 10-Q, as amended.  As a result, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.  We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

About Global Eagle Entertainment

Global Eagle Entertainment Inc. (Nasdaq: ENT) is a worldwide provider of media content, technology, and connectivity solutions to the travel industry. Through the industry’s most comprehensive product and services platform, Global Eagle Entertainment provides airlines with a wide range of inflight solutions. These include Wi-Fi, movies, television, music, interactive software, as well as portable IFE solutions, content management services, e-commerce solutions and original content development.  Serving over 150 airlines worldwide, Global Eagle Entertainment delivers exceptional quality and value to its customers to help them achieve their passenger experience objectives.  The company’s headquarters are located in Los Angeles, California, with offices and teams located in North America, Asia, the Middle East, Europe, Africa, Oceania and South America.  Find out more at www.globaleagleent.com

Contacts for Global Eagle Entertainment:

Press:

Melissa Pauléat

+1 514 758 5820

pr@globaleagleent.com

Investors:

Kevin Trosian

+1 310-740-8624

investor.relations@globaleagleent.com

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